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                     November 14, 2022

       Sri Vanamali
       Chief Executive Officer
       GEX Management, Inc.
       662 W. Camp Wisdom Road
       Dallas, Texas 75237

                                                        Re: GEX Management,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed April 15,
2021
                                                            Amendment No. 1 to
Form 10-K for the Fiscal Year Ended December 31, 2021
                                                            Filed August 1,
2022
                                                            File No. 001-38288

       Dear Sri Vanamali:

               We issued comments to you on the above captioned filings on October 18, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by November 29, 2022.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 with any questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services